Adventure Energy, Inc.

33 6th Street South
Suite 600
St. Petersburg, FL 33701
Phone 727-482-1505
Fax 815-846-0755
                   Email: info@adventureenergy.com

January 27, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:           John Madison, Esq.
Mike Karney, Esq.
H. Roger Schwall Esq. – Assistant Director

Re:                  Adventure Energy, Inc.
Registration Statement on Form S-1
File No. 333-154799
Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Adventure Energy, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 12:00 pm, Eastern Time, on Thursday, January 29, 2009, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Wayne Anderson
Wayne Anderson
President